SECI 20004590

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46003

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Northeast Capital & Advisory, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Partridge Run
(No. and Street)

Schenectady (City) NY (State) 12309 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arthur L. Loomis, II (518) 786-0100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wolf & Company, P.C.
(Name – *if individual, state last, first, middle name*)

1500 Main Street (Address) Springfield (City) MA (State) 01115 (Zip Code)

SEC
Mail Processing
Section
FEB 24 2020
Washington DC
415

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Arthur L. Loomis, II, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Northeast Capital & Advisory, Inc., as of February 19, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DONNA M. JORDAN
Notary Public, State of New York
No. 01JO6024094
Qualified in Saratoga County
Commission Expires May 3, 20 23

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NORTHEAST CAPITAL & ADVISORY, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULE PURSUANT TO RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM YEAR ENDED DECEMBER 31, 2019

NORTHEAST CAPITAL & ADVISORY, INC.

TABLE OF CONTENTS

WOLF
& COMPANY, P.C.

Report of Independent Registered Public Accounting Firm

To the Shareholder of Northeast Capital & Advisory, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Northeast Capital & Advisory, Inc. (the "Company") as of December 31, 2019, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively, referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant

estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

The Computation of Net Capital Pursuant to Rule 15c3-1 ("supplementary information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2017.

Wolf & Company, P.C.

Boston, Massachusetts
February 17, 2020

NORTHEAST CAPITAL & ADVISORY, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2019

ASSETS

		2019
Assets		
Cash and cash equivalents	$	62,131
Receivables		5,606
Investments, at fair value		314,030
Total Assets	$	381,767

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts Payable	$	283
Due to Parent		59,055
Total Liabilities	$	59,338
Commitments and Contingencies		
Stockholder's Equity		
Common stock, $.01 par value; 2,000,000 shares authorized; 100 shares issued and outstanding		1
Additional paid-in capital		20,999
Retained earnings		301,429
Total Stockholder's Equity		322,429
Total Liabilities and Stockholder's Equity	$	381,767

See accompanying notes to financial statements.

NORTHEAST CAPITAL & ADVISORY, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2019

		2019
Revenues		
Investment banking income	$	98,177
Interest and dividends		13,574
Realized and unrealized gains on marketable equity securities, net		47,159
Total Revenues	$	158,910
Expenses		
Salaries	$	38,292
Insurance		7,468
Rent & office supplies		6,514
Travel		22,168
Regulatory		6,189
Other & miscellaneous		4,302
Professional		18,058
Dues, database, & subscriptions		6,525
Total Expenses	$	109,516
Income Before Income Taxes	$	49,394
Income Tax Expense		11,377
Net Income	$	38,017

See accompanying notes to financial statements

NORTHEAST CAPITAL & ADVISORY, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance, December 31, 2018	$ 1	$ 20,999	$ 263,412	$ 284,412
Net Income	-	-	38,017	38,017
Balance, December 31, 2019	$ 1	$ 20,999	$ 301,429	$ 322,429

See accompanying notes to financial statements.

NORTHEAST CAPITAL & ADVISORY, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019

		2019
Cash Flows From Operating Activities		
Net Income	$	38,017
Adjustments to reconcile net income to net cash used by operating activities:		
Realized and unrealized gains on marketable securities, net		(47,159)
Changes in:		
Receivables		(5,168)
Accounts Payable		283
Due to Parent		35,747
Net Cash Provided By Operating Activities	$	21,720
Cash Flows From Investing Activities		
Cash used by securities purchases	$	(104,216)
Proceeds from sales of securities		55,105
Net Cash Used By Investment Activities	$	(49,111)
Net Change In Cash and Cash Equivalents	$	(27,391)
Cash and Cash Equivalents:		
Beginning of Year		89,522
End of Year	$	62,131

See accompanying notes to financial statements.

NORTHEAST CAPITAL & ADVISORY, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

1. ORGANIZATION AND NATURE OF OPERATIONS

Northeast Capital & Advisory, Inc. (the "Company") was organized in December 1992 for the purpose of providing brokerage and investment banking advice to small and mid-sized corporations. The Company is a limited business broker, is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of Loomis & Company, Inc. (the "Parent"). The Company began operations in June 1993. Investment banking income during the year ended December 31, 2019 was derived principally from services provided to three customers. The Company operates primarily in New York.

The Parent's personnel are utilized to facilitate the completion of projects undertaken by the Company.

2. SIGNIFICIANT ACCOUNTING POLICIES

Revenue Recognition

The Company recognized revenue under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 606. Our accounting policies following this ASC are included below.

The Company recognizes investment banking, underwriting and placement activities, and advisory revenue when performance obligations are satisfied in accordance with the terms of the contract with the client. To determine the amount and timing of revenue recognition, the Company must (i) identify the contract with the client, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies a performance obligation.

Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. The Company recognized retainer fees as hourly charges are incurred in connection with drafting the private placement memorandum or prospectus. The Company recognizes other fees when qualified investors are accepted in a private placement arrangement. The private placement fee revenue is variable consideration and the constraints are evaluated for each individual contract. Revenue from certain contracts is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of the progress is appropriate for the revenue recognition under a specific contract. Retainer fees received from the customers prior to recognizing revenue are reflected as deferred revenue. All retainer fees received in 2019 were earned as of December 31, 2019.

All such revenue relates to projects referred to the Company by the Parent.

Expenses

All expenses, excluding direct expenses, are allocated to the Company from the Parent based on the ratio of the Company's operating revenues to the Parent's consolidated operating revenues, where interest, dividends, and capital gains or losses are excluded from revenues.

Cash Equivalents

The Company considers all highly liquid investments, with maturities at time of purchase of less than three months, to be cash equivalents. Cash equivalents consist of money market mutual funds.

Investments and Fair Value Measurements

Investments are recorded at fair value. Unrealized gains and losses are reflected in the statement of operations.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date.

A hierarchal framework has been established, which prioritizes and ranks the level of market price observation used in measuring fair value. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1—Inputs are unadjusted quoted prices in active markets for identical assets or liabilities that management has the ability to access at the measurement date.

Level 2—Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liability (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data by correlation or other means (market corroborated inputs).

Level 3—Inputs include unobservable inputs that reflect management's assumptions about the assumptions that market participants would use in pricing the asset or liability. Management develops these inputs based on the best information available, including management's own data.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

Income Taxes

The Company is included in the consolidated federal and state income tax return filed by the Parent. Consolidated tax expense is allocated using the separate return method. Under this method, taxes are estimated and reported in the financial statements for the subsidiary as if it filed a separate return.

Accounting principles generally accepted in the United States of America require management to evaluate tax positions taken by the Company and recognize a liability if the Company has taken an uncertain tax position that more likely than not, would not be sustained upon examination of taxing agencies. Company management has analyzed the tax positions taken by the Company, and has concluded that as of December 31, 2019, there are no uncertain positions taken that would require

Income Taxes (concluded)

recognition of a liability or disclosure in the financial statements. The Company is subject to routine audits by taxing authorities; however there are no audits in progress for any tax periods. Company management believes it is no longer subject to income tax examinations for years prior to 2016.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities and Exchange Commission Rule 15c3-3 Exemption

The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission at December 31, 2019. Customer transactions are not handled by the Company, rather transactions are processed through an independent escrow account.

The Company does not maintain margin accounts for their customers. The Company has no liabilities subordinated to the claims of general creditors. The Company is not a member of any securities exchange.

3. INVESTMENTS

Fair values of assets measured on a recurring basis consist of equity securities of entities in the financial services industry. The following table categorizes within the fair value hierarchy (Note 2), the Company's financial assets measured at fair value on a recurring basis as of December 31, 2019:

	December 31, 2019			
Assets	**Level 1**	**Level 2**	**Level 3**	**Total**
Equity Securities	$ 314,030	$ -	$ -	$ 314,030

For the year ended December 31, 2019, there were no transfers in or out of levels 1, 2 or 3.

All investments in equity securities are summarized as follows:

	December 31, 2019			
	Cost	**Gross Unrealized Gains**	**Gross Unrealized Losses**	**Fair Value**
Equity Securities	$ 300,106	$ 33,632	$ (19,708)	$ 314,030

4. RELATED PARTY TRANSACTIONS

The Parent incurs certain costs related to both the Parent and the Company. Pursuant to an expense sharing agreement, the Parent is reimbursed for certain general operating costs related to the Company when the Company undertakes certain projects. All direct expenses of the Company are paid by the Company.

Expenses allocated to the Company by the Parent for the year ended December 31, 2019 were $84,794.

5. INCOME TAXES

Income tax expense for the year ended December 31, 2019 is as follows:

		2019
Income Tax Expense (Benefit):		
Current	$	(1,134)
Deferred		12,511
Total	$	11,377

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of 6 2/3% of aggregate indebtedness but not less than $5,000. The Rule also restricts payments of dividends in certain cases. At December 31, 2019, the Company had net capital, as defined, of approximately $243,000, which was approximately $238,000 in excess of its minimum required net capital at December 31, 2019.

7. CONTINGENCIES

The Company is a member of FINRA and is subject to compliance with rules and regulations established by FINRA. The Company undergoes periodic reviews by FINRA. The Company believes that they are operating in compliance with all FINRA rules and regulations.

NORTHEAST CAPITAL & ADVISORY, INC.
SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2019

		2019
Net Capital		
Total stockholder's equity	$	322,429
Non-allowable assets (accounts receivable)		5,606
Net capital before haircuts on securities positions		316,823
Haircuts on securities positions - 15%		(47,104)
Undue concentration		(26,604)
Net Capital	$	243,115
Aggregate Indebtedness		
Items included in the statement of financial condition:		
Due to Parent & Accounts Payable	$	59,338
Total Aggregate Indebtedness	$	59,338
Computation of basic net capital requirement		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$	3,956
Net capital requirement (greater of $5,000 or minimum net capital required)	$	5,000
Excess net capital over minimum net capital requirement	$	238,115
Net capital less 10% of aggregate indebtedness or 120% of net capital requirement	$	237,115
Ratio: Aggregate indebtedness to net capital		24.41%

Statement pursuant to paragraph (d)(4) of Rule 17a-5

Note: There are no material differences between the Company's computation of net capital as filed in the unaudited Form X-17A-5 as of December 31, 2019 and the above schedule.

WOLF
& COMPANY, P.C.

Report of Independent Registered Public Accounting Firm

To the Shareholder of Northeast Capital & Advisory, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (a) Northeast Capital & Advisory, Inc., (the "Company") identified the following provisions under 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: under the following provisions of 17 C.F.R § 240.15c3-3(k)(2)(i) and (b) the Company stated that it met the identified exemption provisions in 17 C.F.R § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, includes inquiries and other review procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Wolf & Company, P.C.

Boston, Massachusetts
February 17, 2020

NORTH
Capital & Advisory, Inc.
EAST
a subsidiary of Loomis & Co., Inc.

February 17, 2020

Northeast Capital & Advisory, Inc. Exemption Report

Northeast Capital & Advisory, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i).

The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

Northeast Capital & Advisory, Inc.

I, Arthur L. Loomis, II, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

[signature]
Signature

President
Title